Ecopetrol Advances Its Transformation with Changes to Its Senior Management Team

Bogotá, D.C., September 30, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company" or "Ecopetrol") announced today that its Board of Directors, at a meeting held on September 30, 2026, approved the appointment of three new members of senior management, as part of the Company's ongoing strategy to strengthen key capabilities for its next phase of development.

•	Mónica Jiménez González a ppointed Corporate Vice President of Legal Affairs and General Secretary. Mónica Jiménez González will join Ecopetrol as Corporate Vice President of Legal Affairs and General Secretary, effective no later than October 6, 2026.

Ms. Jiménez brings more than 20 years of experience in business strategy, corporate law, corporate governance, international arbitration and sustainability across Latin America and Canada, with a career focused on the energy sector. Her professional background includes defining and implementing business strategies through an integrated approach to business objectives and value creation.

From 2016 to 2022, Ms. Jiménez served as the Company's Corporate Vice President of Corporate Affairs and General Secretary, where she led the Ecopetrol Group's corporate governance initiative. As a member of senior management, she supported the Board of Directors in strategic decision-making and oversaw the Company's communications and sustainability agendas.

She has also served as General Counsel, Chief Strategy, Sustainability and Legal Officer of GeoPark Ltd. (NYSE), an independent oil and gas exploration and production company with operations across Latin America. Most recently, she served as Principal for Latin America at ICR within its Governance & Shareholder Advisory practice, advising boards of directors and senior management teams on capital markets matters, strategic positioning, corporate governance, shareholder engagement and complex corporate situations. Her experience also includes mergers and acquisitions, hostile takeover defense and international commercial arbitration.

Ms. Jiménez holds a law degree from Universidad de los Andes, a specialization in law from Universidad Externado de Colombia, and a Master's degree in Economic Development from the London School of Economics. She has also completed executive education programs in corporate governance and board leadership at Harvard Business School and Kellogg Executive Education.

•	Mauricio Gutiérrez appointed Corporate Vice President of Strategy and New Business. Mauricio Gutiérrez will join Ecopetrol as Corporate Vice President of Strategy and New Business, effective no later than October 6, 2026.

Mr. Gutiérrez holds a degree in Business Administration from Pontificia Universidad Javeriana, a master's degree in International Management from IE Business School, and executive education credentials from Harvard University and Stanford University. He brings more than 15 years of experience in investment banking, the oil and gas industry and corporate finance.

He previously served as Managing Partner of GVC Capital, an investment holding company with interests in the construction, energy, automotive and retail sectors, where he structured and negotiated mergers and acquisitions transactions and investment agreements and developed valuation models supporting such transactions.

Mr. Gutiérrez has also led the investment banking and corporate finance practice at CEDEM, advising hydrocarbon companies and their shareholders on acquisition and valuation processes. He has held leadership positions at Colombia's Office of the Comptroller General, where he oversaw the monitoring of National Government resources, and has worked with ProColombia and private equity funds, supporting companies and international investors entering the Colombian market.

Mr. Gutiérrez has served on the boards of directors of companies across multiple industries, contributing to strategic planning and investment decisions. He is also a columnist for La República and other national media outlets, writing on energy policy, regional development and economic affairs.

•	Camilo Rojas appointed Corporate Vice President of Administration and Services. Camilo Rojas will join Ecopetrol as Corporate Vice President of Administration and Services, effective no later than October 6, 2026. Mr. Rojas is an attorney with more than 20 years of experience in senior public-sector leadership, government procurement and institutional integrity.

He previously served as Acting Minister of Justice and Law and as Deputy Minister for Criminal Policy and Restorative Justice at Colombia's Ministry of Justice and Law, where he led national policies to combat money laundering, terrorist financing and asset forfeiture. During his tenure, Colombia's first National Criminal Policy Plan (2021) was approved.

As Secretary General of the Ministry, he oversaw procurement, acquisitions, public works and human capital management. He also led the justice digitalization project financed by the Inter-American Development Bank (IDB), implemented in accordance with multilateral development bank procurement and accountability standards.

His career also includes service as Acting Director of USPEC (the National Prison and Penitentiary Services Unit), roles within the Legal Advisory Office of Colombia's National Hydrocarbons Agency (ANH), and appointments as an adjunct judge of the Administrative Tribunal of Cundinamarca, the National Electoral Council and the Criminal Chamber of the Superior Tribunal of Bogotá. He has also led the law firm Rojas Fiallo Consultores y Abogados Asociados.

In his new role, Mr. Rojas will lead the Company's procurement and supply chain processes under the highest standards of rigor, transparency, ethical conduct and integrity.

Mr. Rojas holds a law degree from Universidad Sergio Arboleda, master's degrees in law from Universidad Sergio Arboleda and in Criminal Sciences from the University of Salamanca (Spain), and specializations in Public Law and in Criminal and Criminological Sciences.

With these appointments, Ecopetrol is renewing its senior leadership team to advance its transformation agenda, strengthen its strategic capabilities and deliver sustainable long-term value for its stakeholders.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co